SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                             (Amendment No. ______)*

                               STAFF LEASING, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   852381 10 2
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                                 (CUSIP Number)

        R. SCOTT NIPPER, P.O. BOX 536 FAIRFIELD, AL 35064 (205) 787-1446
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      (Name, Address and Telephone Number of Person Authorized to Receive
                            Notices and Communications)

                               DECEMBER 31, 1997
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             (Date of Event Which Requires Filing of This Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                  NOTE. Six copies of this statement, including all exhibits, should be filed with the Commission. SEE Rule 13d-1(a) for other parties to whom copies are to be sent.

        *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the Notes).

CUSIP No.  852381 10 2

1)      Names of Reporting Persons/I.R.S. Identification Nos. of  Above Persons

        WILLIAM J. MULLLIAS IRREVOCABLE TRUST, GRANTOR: WILLIAM J. MULLIS,
        TRUSTEE: R. SCOTT NIPPER (65-6254379)

2)      Check the Appropriate Row if a Member of a Group (SEE Instructions)
        (a)____________________________________________________________________
        (b)____________________________________________________________________

3)      SEC Use Only___________________________________________________________

4)      Source of Funds (SEE Instructions)     OO - STOCK TRANSFERED FROM
                                               WILLIAM J. MULLIS
                                               GRANTOR TRUST

5) Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)___________________________________________________________

6)      Citizenship or Place of Organization    BIRMINGHAM, ALABAMA

      Number of                        (7)    Sole Voting Power 1,399,422
      Shares Bene-
      ficially                         (8)    Shared Voting Power   -0-
      Owned by
      Each                             (9)    Sole Dispositive Power 1,399,422
      Reporting
      Person With                     (10)    Shared Dispositive Power   -0-

11)     Aggregate Amount Beneficially Owned by Each Reporting Person 1,399,422

12)     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (SEE Instructions)_____________________________________________________

13)     Percent of Class Represented by Amount in Row (11)     6%

14)     Type of Reporting Person (SEE Instructions)   00, REPORTING PERSON IS
                                                    TRUSTEE OF IRREVOCALBE TRUST

3; (2) the acquisition of issuer control, liquidation, sale of assets, merger, or change in business or corporate structure or any other matter as disclosed in
Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, wills, guarantees of losses, guarantees against loss or of profit, or the giving or witholding of any proxy as disclosed in Item 6.


SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                DECEMBER 31, 1997
                                   --------------------------------------------
                                                     (Date)

                                              /s/ R. SCOTT NIPPER
                                   --------------------------------------------
                                                   (Signature)

                                    R. SCOTT NIPPER, TRUSTEE WILLIAM J. MULLIS
                                    IRREVOCABLE TRUST
                                   --------------------------------------------
                                                 (Name and Title)

     The original statement shall be signed by each person on whose behalf the statement is filed or his representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.